EXHIBIT 99.1

Taseko Releases Economic Impact Study for Gibraltar Copper Mine

Reflecting on 20 years of successful operations; looking forward to 20 more

VANCOUVER, British Columbia, Feb. 11, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") today released the findings of a comprehensive study (the “Study”) of the economic contributions of its Gibraltar copper mine, located in central British Columbia.

The Study examines Gibraltar’s significant contribution to the economies of the Cariboo Region, BC and Canada since Taseko restarted the open-pit copper mining operation in late 2004. In addition, the Study forecasts Gibraltar’s economic impacts for the next 20 years, through its current remaining reserve life to 2044.

Prepared by MNP, a leading Canadian accounting and consulting firm, the Study employs an input-output model with multipliers published by Statistics Canada to quantify Gibraltar’s direct, indirect and induced economic effects for the periods 2005 – 2023 and 2024 – 2044.

Study highlights include:

  An Economic Driver: Since 2004, Gibraltar has generated total economic output in Canada of $16.3 billion and value-added GDP of $8.3 billion. More than half of this economic activity occurred in BC’s Cariboo region ($10.1 billion and $5.0 billion respectively).

  When combined with the next 20 years of operations, Gibraltar’s cumulative projected economic impact in Canada through 2044 is forecast to be $41.9 billion in output and $21.2 billion in value-added GDP, including $26.7 billion and $13.1 billion respectively in the Cariboo region.
  Cornerstone of Regional Employment: Currently, the Gibraltar mine employs approximately 700 workers and supports a total of 2,860 full-time jobs (including indirect and induced employment). Over the past 20 years, BC’s Cariboo region has benefitted most from Gibraltar-supported jobs, hosting almost all of the direct jobs and about half of total employment.

  Mining jobs in Canada are well paid; the Mining Association of BC estimates an annual average salary for BC mine workers of nearly $139,000. Gibraltar employees represent about 2.7% of total employment in the Cariboo region but 15.5% of the region’s employment income. Since 2005, economic activity from Gibraltar has generated cumulative employment income of more than $4 billion.
  Revenues for governments: Since 2004, Gibraltar has been an important direct contributor and catalyst for government revenues at the local, provincial and national levels, supporting vital programs and services that benefit all Canadians. Total government revenues generated by the mine for all three levels of government were $2.0 billion for the period 2005 - 2023.

  Over the coming 20 years, Gibraltar is forecast to generate an additional $3.1 billion in taxes in Canada, for a cumulative total of more than $5 billion.
  Critical Minerals Production in Canada: Gibraltar is the second-largest open pit copper mine in Canada, with average annual life-of-mine production of 129 million pounds of copper. Copper is a key element in a wide range of energy technologies and is designated as a Critical Mineral by the governments of BC, Canada and the United States.

  Since Taseko re-started operations at Gibraltar in 2004, the mine has produced 1.9 billion pounds of copper in concentrate, and is forecast to produce an additional 2.7 billion pounds through 2044. The cumulative total of 4.6billion pounds of copper forecast to be produced at Gibraltar from 2004 – 2044 is equivalent to the copper required to manufacture approximately 25 million electric vehicles (EV).

Stuart McDonald, Taseko’s President & CEO, commented, “The Gibraltar Mine has been a cornerstone of economic growth, prosperity, and community development in the Cariboo for more than two decades, and will continue to provide career opportunities and family-supporting employment for years to come. We are very proud of the economic contributions our business activities support in the Cariboo region and throughout British Columbia.”

“Our North American copper business is poised for significant near-term growth. In late 2025, we expect to complete construction and initiate production at the Florence Copper project in Arizona, and our Yellowhead copper project in south-central BC represents another major mine development opportunity. We look forward to building on the tremendous economic legacy that Gibraltar has established over the past 20 years.”

To view the full report visit: The Economic Impact of Gibraltar Mine: Reflecting on 20 Years, Envisioning the Next 20

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

  Media Enquiries: Sean Magee, Vice President Corporate Affairs 778-373-4533 or toll-free 1-877-441-4533
  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
  uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
  the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
  uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
  the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction;
  uncertainties related to First Nations claims and consultation issues;
  our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  our dependence solely on our 87.5% interest in Gibraltar (as defined below) for revenues and operating cashflows;
  our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.